

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2021

Catherine Hoovel
Chief Accounting Officer
McDonald's Corporation
110 North Carpenter Street
Chicago, Illinois 60607

> **Re: McDonald's Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2020**
> **Filed February 23, 2021**
> **File No. 001-05231**

Dear Ms. Hoovel :

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2020

Management's Discussion and Analysis
Restaurant Margins, page 15

1. We note your presentation of Restaurant Margins. Please revise to provide a description of how franchised restaurant margins and company-operated margins are derived. Additionally, please explain the limitations on the usefulness of company-operated margins to emphasize that it excludes costs that are necessary to support the operations of your restaurants.

Catherine Hoovel
McDonald's Corporation
June 2, 2021
Page 2

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Abe Friedman at 202-551-8298 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services